

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

<u>Via E-mail</u>
Jerry Fowden
Chief Executive Officer
Cott Corporation
1200 Britannia Road East
Mississauga, Ontario L4W 4T5, Canada

> **Re:** **Cott Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **File No. 1-31410**

Dear Mr. Fowden:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In your letter to us dated January 12, 2016, you stated that you sold beverage concentrate to independent bottlers in Syria and Sudan. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Syria and Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan since your January 2016 letter, including contacts with their governments, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. Please also discuss the materiality of the contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the

Jerry Fowden
Cott Corporation
July 12, 2018
Page 2

approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance